EXHIBIT 99.2

Morgan E&P, LLC

Financial Statements

As of December 31, 2023 and for the period from inception (April 3, 2023) to December 31, 2023

Morgan E&P, LLC

2

Independent Auditor’s Report

Board of Managers

Morgan E&P, LLC

Houston, Texas

Opinion

We have audited the financial statements of Morgan E&P, LLC (the “Company”), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in member’s deficit, and cash flows for the period from inception (April 3, 2023) to December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from inception (April 3, 2023) through December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

3

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, P.C.

Houston, Texas

April 1, 2024

4

Morgan E&P, LLC

Balance Sheet

December 31, 2023
Assets:
Cash	$2,440,727
Revenue receivables	463,844
Joint interest billing receivables	1,390,647
Prepaids and other current assets	132,658
Current assets	4,427,876

Property, plant and equipment
Oil and gas properties, net - full cost method	10,326,070
Operating lease right-of-use assets, net	270,334
Other property, plant and equipment, net	46,357
Total property, plant and equipment - net	10,642,761

Total assets	$15,070,637

Liabilities and member's deficit

Current liabilities
Accounts payable	$2,372,343
Revenue payable	220,692
Prepayments from owners	121,923
Current portion of operating lease liabilities	27,859
Due to parent	12,994
Accrued liabilities	5,383,023
Total current liabilities	8,138,834

Long-term liabilities
Asset retirement obligations	3,847
Long-term operating lease liabilities	254,104
Note payable - Due to parent	8,253,098
Long-term accrued liabilities	224,730
Total long-term liabilities	8,735,779
Total liabilities	16,874,613

Total member's deficit	(1,803,976)
Total liabilities and member's deficit	$15,070,637

See accompanying notes to the financial statements.

5

Morgan E&P, LLC

Statement of Operations

From inception (April 3, 2023) to
December 31, 2023

Oil and gas revenue	$270,279

Operating costs and expenses
Lease operating	267,884
Production and ad valorem taxes	27,127
Depreciation, depletion, and amortization	60,430
Accretion	55
General and administrative	1,509,981
Total operating costs and expenses	1,865,477
Loss from operations	(1,595,198)
Other income (expense)
Interest income	15,952
Interest expense	(224,730)
Total other income and expenses, net	(208,778)
Net loss	$(1,803,976)

See accompanying notes to the financial statements.

6

Morgan E&P, LLC

Statement of Changes in Member’s Deficit

Total Member's (Deficit) Equity
Balance as of April 3, 2023 (Inception)	—
Net loss	(1,803,976)
Balance as of December 31, 2023	$(1,803,976)

See accompanying notes to the financial statements.

7

Morgan E&P, LLC

Statement of Cash Flows

From inception (April 3, 2023)
through
December 31, 2023
Cash flows from operating activities:
Net loss	$(1,803,976)
Adjustments to reconcile net loss to cash flows
used in operating activities:
Depreciation, depletion, amortization	60,430
Amortization of right-of-use asset	11,629
Accretion	55
Changes in operating assets and liabilities:
Revenue receivables	(463,844)
Joint interest billings receivable	(290,926)
Prepaids and other current assets	(132,658)
Accounts payable	85,035
Revenue payable	220,692
Prepayments from owners	1,700,955
Due to parent	12,994
Accrued liabilities	1,035,126
Net cash used in operating activities	435,512

Cash flows from investing activities:
Capital expenditures	(5,699,812)
Acquisition of oil and gas properties	(500,000)
Additions to other property, plant and equipment	(48,071)
Net cash used in investing activities	(6,247,883)

Cash flows from financing activities:
Proceeds from note payable - affiliate	8,253,098
Net cash provided by financing activities	8,253,098

Net change in cash	2,440,727
Cash at beginning of period	—

Cash at end of period	$2,440,727

Supplemental disclosure of cash flow information
Non-cash investing and financing activities:
Operating lease right-of-use assets additions	$(281,963)
Changes in capital accounts payable and capital accruals	$(4,181,182)
Prepayments applied to joint-interest receivables	$1,579,032
Change in asset retirement obligations	$3,792

See accompanying notes to the financial statements.

8

Morgan E&P, LLC

Notes to Financial Statements

December 31, 2023

1.	Nature of Operations

Morgan E&P, LLC (“Morgan E&P” of the “Company”) was formed in April 2023 as a wholly-owned subsidiary of Equus Total Return, Inc. (the “Fund”) to make investments in properties in the energy sector, with a particular emphasis on income-producing oil & gas properties in the Williston Basin in North Dakota. In May 2023, Morgan E&P and the Fund entered into a Note Purchase Agreement (“Note Purchase Agreement”), wherein the Fund agreed to provide a secured loan facility of up to $10.0 million (see Subsequent Events below, where the facility was increased to $10.5 million). In connection with the loan facility, the Fund made an initial disbursement of $515,000 to the Company for the acquisition of leasehold acreage within the Williston Basin and for working capital. Through the remainder of 2023, the Fund provided an additional $7,738,098 to Morgan E&P for the purposes of additional working capital and to fund the drilling and completion of two operated horizontal oil and gas wells in the Williston Basin.

Morgan E&P’s current working interests include associated development rights of 5,693.97 net acres situated throughout three (3) counties in North Dakota. The Company has granted Pro Energy I LLC, the seller of the acreage rights and Morgan E&P’s development partner, a 20% carried interest in the project after payment of operating expenses, with Morgan E&P paying all capital costs associated with drilling activity.

The wells are solely operated by Morgan E&P.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting as codified in the Financial Standards Accounting Board’s (“FASB”) Accounting Standards Codification (“ASC”) and include the accounts of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

Significant estimates include volumes of oil and natural gas reserves used in calculating depreciation and depletion of oil and gas properties, future net revenues, abandonment obligations, impairment of unevaluated properties, the collectability of outstanding accounts receivables, contingencies, and the results of any potential current and future litigation. As of the end of the year and of this report date, there were known issues of collectability of amounts owed to the Company nor any outstanding litigation. Oil and natural gas reserve estimates, which are the basis for unit-of-production depreciation and depletion, and impairment have numerous inherent uncertainties. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Subsequent drilling results, testing, and production may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. In addition, reserve estimates are sensitive to changes in wellhead prices of crude oil and natural gas.

The significant estimates are based on current assumptions that may be materially affected by changes to future economic conditions such as the market prices received for sales of volumes of oil and natural gas. Future changes in these assumptions may affect these significant estimates materially in the near term.

9

Morgan E&P, LLC

Notes to Financial Statements

December 31, 2023

Revenue Receivables and Joint Interest Billing Receivables

Accounts receivable primarily consist of accrued revenue from oil and gas sales and costs related to joint interest partners’ working interest share. The Company routinely assesses the recoverability of all material receivables to determine their collectability. The Company recognizes a reserve on a receivable when, based on the judgment of management, it is likely that a receivable will not be collected and the amount of any reserve may be reasonably estimated. No allowance for credit losses was considered necessary as of December 31, 2023.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method of accounting, all costs incurred for both successful and unsuccessful exploration and development activities, including salaries, benefits and other internal costs directly identified with these activities, and oil and gas property acquisitions are capitalized. All costs related to production, general corporate overhead or similar activities are expensed as incurred. Proved properties are amortized using the units of production method (“UOP”). The UOP calculation, in its simplest terms, multiplies the percentage of estimated proved reserves produced by the cost of those reserves. The amortization base in the UOP calculation includes the sum of proved property, net of accumulated depreciation, depletion and amortization (“DD&A”), estimated future development costs (future costs to access and develop reserves) and asset retirement costs that are not already included in oil and gas property, less related salvage value. In arriving at rates under the UOP method, the quantities of recoverable oil and natural gas reserves are established based on estimates made by the third-party geologists and engineers using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous twelve months, held flat for the life of the production, except where prices are defined by contractual arrangements. Prices are adjusted for “basis” or location differentials which require significant judgment, as does the projection of future production volumes and levels of future costs, including future development costs. In addition, considerable judgment is necessary in determining when unproved properties become impaired and in determining the existence of proved reserves once a well has been drilled. All of these judgments may have significant impact on the calculation of depletion expense.

Under the full-cost method of accounting, the net book value of oil and gas properties may not exceed a calculated “ceiling.” The ceiling limitation is the estimated future net cash flows from proved oil and gas reserves, discounted at ten percent per annum. Estimated future cash flows exclude future cash outflows associated with settling accrued asset retirement obligations. The estimated future net cash flows are calculated using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous twelve months, held flat for the life of the production, except where prices are defined by contractual arrangements. Prices are adjusted for “basis” or location differentials. Any excess of the net book value of proved oil and gas properties over the ceiling is charged to expense and reflected as additional impairment in the accompanying statements of operations. Morgan E&P did not record any impairment during the period from inception (April 3, 2023) through December 31, 2023.

Proceeds from the sales or disposition of oil and gas proved and unproved properties are accounted for as a reduction of capitalized costs with no gain or loss recognized, unless such reduction would significantly alter the relationship between capitalized costs and proved reserves, in which case the gain or loss is recognized in the statement of operations. In general, a significant alteration occurs when the deferral of gains or losses will result in an amortization rate materially different from the amortization rate calculated upon recognition of gains or losses. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

On November 7, 2023, the Company sold approximately 36.77% of its working interests in the first two (2) horizontal wells drilled, for $100. Additionally, the Company received a prepayment of $5,600,000 to be applied against future drilling costs related to the Company’s first two wells. The funds were held in a Company-controlled bank account and accounted for as prepayments from owners on the balance sheet. As capital expenditures are incurred, the amounts recorded on the Joint Interest Billings (“JIBs”) are credited against the prepaid account until the full amount is realized.

10

Morgan E&P, LLC

Notes to Financial Statements

December 31, 2023

Revenue Recognition

The Company recognizes revenue at the point in time when control of the promised goods is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services under ASU No. 2014-09, Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606").

The Company’s revenue is generated primarily from the sale of oil, gas and natural gas liquids (“NGL”) produced from working interests in oil and gas properties owned by the Company. As a working interest owner, the Company is responsible for the incurred production expenses proportionate to the interest stipulated in the operating agreement. As the operator, the Company manages the daily well operations and allocates the proportionate share of expenditures to each non-operated working interest owner through JIBs managed by a third party accounting vendor. Sales of oil, gas and NGLs are recognized at the time control of the product is transferred to the customer on a monthly basis.

As the operator, the Company is responsible for negotiating and determining pricing, volume, and delivery terms with its customers. Such pricing terms are often a function of a specified discount from the daily/monthly NYMEX or Henry Hub average. The discount is usually based on differentials such as distance of the field/wells from the distribution node or the buyer’s storage facility, as well as the quality of the product itself (i.e., in the case of oil, its gravity).

Revenue is measured based on consideration specified in the contract with the customer and excludes any amounts allocated to third parties (royalty owners, non-operated working interest owners, unleased owners, etc.). The Company recognizes revenue in the amount that reflects the consideration it expects to be entitled to in exchange for transferring control of those goods to the customer. The contract consideration is typically allocated to specific performance obligations in the contract according to the terms of the contract. Each unit of oil or gas is considered a separate performance obligation under the contract. Wells are spot measured hourly to determine production and the composition of each of the products (i.e. oil, gas, NGLs) from the well. Each month the consideration obtained by the operator is allocated to the related performance obligations.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered.

Depending on the contract and commodity, there are various means by which upstream entities can transfer control (i.e., at the wellhead, inlet, tailgate of the processing plant, or a location where the product is delivered to a third party). The Operator has control of the commodity before it is extracted, therefore consideration must be given to whether the transfer of control of the commodity is to the operator or to the end customer at the point of sale.

Unless special arrangements are entered into, the Company’s performance obligations are generally considered performed when control of the extracted commodity transfers when it is delivered to the end customer at the agreed-upon market or index price. At the end of each month, when the performance obligation is satisfied, the variable consideration can be reasonably estimated. Variances between the Company’s estimated revenue and actual payments are recorded in the month the payment is received.

11

Morgan E&P, LLC

Notes to Financial Statements

December 31, 2023

Contract Balances

Receivables from contracts with customers are recorded when the right to consideration becomes unconditional, which generally occurs when control of the product has been transferred to the customer. As the operator, the Company processes invoices to non-operator working interest owners and makes appropriate payments to vendors, working interest owners, royalty owners, and other contracted parties. Other than trade receivables, the Company’s contracts do not give rise to contract assets or liabilities under ASC 606.

Principal vs. Agent

ASC 606 focuses on control of the specified goods and services as the overarching principle for entities to consider when determining whether they are acting as a principal or an agent.

An entity acting as a principal records revenue on a gross basis if it controls a promised good or service before transferring that good or service to the customer. An entity is an agent if it does not control the promised good or service before transfer to the customer. If the entity is an agent, it records as revenue the net amount it retains for its agency services.

Under the Company’s normal operating activity arrangements, the Company, as operator, is responsible for negotiating, fulfilling and collecting the agreed-upon amount from the sale with the end customer and is, therefore, determined to be acting as principal. The principal versus agent consideration will continue to be assessed for new contracts, both within and outside the Company’s normal operating activities.

Major Customers and Concentration of Credit Risk

In the exploration, development and production business, production is normally sold to relatively few customers. All of the Company’s customers are concentrated in the oil and natural gas industry and revenue can be materially affected by current economic conditions, the price of certain commodities such as crude oil and natural gas and the availability of alternate purchasers. The Company believes the loss of any of its major purchasers would not have a long-term material adverse effect on its operations.

Environmental Expenditures

The Company is subject to extensive federal, state and local environmental laws and regulations. These laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed.

Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component is fixed or reliably determinable. No such liabilities existed or were recorded at December 31, 2023.

Asset Retirement Obligations

The initial estimated asset retirement obligation related to property and equipment is recorded as a liability at its fair value, with an offsetting asset retirement cost recorded as an increase to the associated property and equipment on the balance sheet. If any of the assumptions used in determining the fair value of the recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the asset retirement cost. Revisions in estimated liabilities can result from changes in estimated inflation rates, changes in service and equipment costs and changes in the estimated timing of an asset’s retirement. Asset retirement costs are depreciated using a systematic and rational method similar to that used for the associated property and equipment. Accretion on the liability is recognized over the estimated productive life of the related assets. Accretion expense for the year ended December 31, 2023 was $55.

12

Morgan E&P, LLC

Notes to Financial Statements

December 31, 2023

Leases

In February 2016, the FASB issued ASU 2016-02, Leases, which requires lessees to recognize on the balance sheet a right of use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months and the use of practical expedient for leases less than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company currently has one operating lease related to its office space located in Centennial, Colorado.

Income Taxes

The Company is a single member limited liability company that has elected to be taxed as a corporation under Subchapter C of the Internal Revenue Code. For state tax purposes, the Company will file a combined Texas margin tax filing with its direct parent, Equus Total Return, Inc., and its related affiliates.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements.

Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent the Company believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made which would reduce the provision for income taxes.

ASC Topic 740-10, Income Taxes, provides that a tax benefit from an uncertain position may be recognized in the financial statements when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. This guidance also addresses measurement, derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company has no material uncertain tax positions in its prior or current filings.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance aims to improve the effectiveness of income tax disclosures primarily through improvements to the income tax rate reconciliation disclosure along with information on income taxes paid. The guidance is effective for the Company for fiscal years beginning after December 15, 2025 with early adoption permitted. We are currently evaluating the impact of this standard.

13

Morgan E&P, LLC

Notes to Financial Statements

December 31, 2023

3.        Note Payable – Due to Parent

The Company maintains a credit agreement with its parent organization, as amended, which provides for a maximum credit amount of $10.0 million, which may be further increased. As of December 31, 2023, the Company had outstanding borrowings under the credit agreement of $8,253,098 and $1,746,902 available for future borrowings. The interest rate on borrowings under the credit agreement was 12.0% for the year ended December 31, 2023. During the first quarter of 2024, the Company requested, and the lender amended, its credit agreement to increase the facility by $500,000 for a total of $10,500,000. The payment terms of the credit agreement is the entire principal amount, together with all accrued but unpaid interest, shall be due and payable on the three-year anniversary date (the “Maturity Date”), which is May 12, 2026. The credit agreement is collateralized by all assets held by the Company and there are no covenants required by the lender, which is an affiliate.

4.	Oil and Gas Properties

Oil and gas properties as of December 31, 2023 consist of the following:

2023

Properties being depleted	$10,384,786
Less: accumulated depreciation, depletion and impairment	(58,716)

Oil and gas properties, net - full cost method	$10,326,070

5.	Asset Retirement Obligations

The fair value of a liability for Asset Retirement Obligations (“ARO”) is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made, and the corresponding cost is capitalized as part of the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, an adjustment is made to the full cost pool, with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. The Company has estimated its future ARO with respect to its operations. The ARO assets, which are carried on the balance sheet as part of the full cost pool, have been included in the Company’s amortization base for the purposes of calculating depreciation, depletion and amortization expense.

The Company estimates the initial fair value of its ARO based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO, amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates. The Company’s initial recording of AROs are Level 3 fair value measurements.

The following summarizes the changes in the asset retirement obligation during the period from inception (April 3, 2023) through December 31, 2023:

Period from April 3, 2023 (Inception) to December 31, 2023

Asset retirement obligation at beginning of period	$—
Obligations incurred	3,792
Accretion expense	55
Asset retirement obligations at end of period	$3,847

14

Morgan E&P, LLC

Notes to Financial Statements

December 31, 2023

6.	Fair Value Measurements

Morgan E&P uses various inputs in determining the fair value of certain assets and liabilities. ASC 820, Fair Value Measurements and Disclosures, ASC 820, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820, including the types of Company assets or liabilities that fall under each category and the valuation methodologies used to measure fair value, are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the methodology are other than quoted market prices in active markets that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices that are in inactive markets; inputs other than quoted prices that are observable for the assets or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs to the valuation methodology are unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The inputs and methodology used for valuing the Company’s assets and liabilities are not indicators of the risks associated with those assets and liabilities.

The following is a description of the valuation methodology used for assets and liabilities measured at fair value:

Asset retirement obligation at initial recognition: The Company’s ARO is based on the present value of future estimated cash flows, using a credit-adjusted risk-free discount rate and has been categorized under ASC 820 as a Level 3 fair value assessment.

The Company’s financial instruments consist primarily of cash, accounts receivable, accounts payable and other current liabilities and amounts due to parent.  The carrying amounts of accounts receivable, accounts payable and other current liabilities and amounts due to parent are representative of their respective fair values due to short-term maturity of these instruments.

7.	Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables. The Company maintains its cash with a financial institution it believes has high credit quality. The Company at times maintains bank deposits in excess of insured limits. The possibility of a loss exists if the bank holding excess deposits were to fail. Trade receivables result from oil and gas sales to a small number of purchasers and cost-sharing amounts of operating and capital costs billed to partners for properties operated by the Company. To mitigate this credit risk, the Company closely monitors the payment history and credit worthiness of each customer.

15

Morgan E&P, LLC

Notes to Financial Statements

December 31, 2023

8.	Legal Matters and Contingencies

Litigation and Other Legal Matters

In the normal course of business, the Company may be party to various pending or threatened claims, lawsuits and administrative proceedings seeking damages or other remedies concerning its commercial operations, employees and other matters. Although the outcome of any pending legal proceedings is unknown, the Company believes that any liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on the Company’s financial positions, results of operations or liquidity.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a loss contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be reasonably estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. The Company expenses legal costs associated with contingencies as incurred.

Environmental Contingencies

The Company’s activities are subject to local, state and federal laws and regulations governing environmental quality and pollution control in the United States. The exploration, drilling and production from wells, natural gas facilities, including the operation and construction of pipelines, plants and other facilities for transporting, processing, treating or storing natural gas and other products, are subject to stringent environmental regulation by state and federal authorities, including the Environmental Protection Agency (“EPA”). Such regulation can increase our cost of planning, designing, installing and operating such facilities.

Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liabilities for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, such as oil and natural gas related products.

At the present time, the Company believes that none of the environmental laws materially hinder nor adversely affect the Company business. The Company believes it has abided by and is currently in compliance with all applicable environmental laws.

16

Morgan E&P, LLC

Notes to Financial Statements

December 31, 2023

9.	Income Taxes

The components of the net deferred tax assets (liabilities) in the Company’s balance sheets were as follows:

As of December 31,	2023

Deferred tax assets:
Asset retirement obligation	$808
Net operating loss carryforwards	2,343,725
Other	15,105
Total Deferred Tax Assets	2,359,638
Valuation allowance	(378,285)
Deferred Tax Assets after Valuation Allowance	1,981,353

Deferred tax liabilities:
Oil & Gas Properties	$(1,981,353)
Total Deferred Tax Liabilities	(1,981,353)

Total net deferred tax assets (liabilities)	—

The provision for income taxes varies from the maximum federal statutory rate of 21% for the year ended December 31, 2023, as follows:

Years Ended December 31,	2023

Income tax expense (benefit) at federal statutory rate	$(378,835)
Non-deductible Meals	550
Change in valuation allowance	378,285

Total	$—

Deferred income tax assets and liabilities are recorded based on enacted tax rates applicable to the future period when those temporary differences are expected to be recovered or settled. For the tax year ended December 31, 2023, the Company’s U.S Federal statutory tax rate was 21%. The Company is also subject to the Texas Gross Margin tax of .75% of modified taxable income as determined for Texas purposes. This combination results in a marginal blended tax rate of approximately 21.6%.

At December 31, 2023, the tax effected amount of U.S. Federal net operating loss carryforwards (“NOLs”) totaled $2,343,725. While these NOLs have no expiration period, they are subject to certain taxable income limitations in the future.

The Company has determined, after weighing both positive and negative evidence, that the net deferred tax asset (DTA) for the Company is not more-likely-than-not to be realizable. Therefore, a valuation allowance of $378,285 was established at December 31, 2023, to offset the net DTA in existence at year end.

During the current period, the Company has estimated a taxable loss. As such, the Company has not recorded any current income tax expense for the period.

As of December 31, 2023 the Company determine there were no uncertain tax positions. Thus a reserve for uncertain tax positions has not been recorded.

17

Morgan E&P, LLC

Notes to Financial Statements

December 31, 2023

10.	Leases

The Company determines if an arrangement is a lease at inception of the contract. If an arrangement is a lease, the present value of the related lease payments is recorded as a liability, and an equal amount is capitalized as a right-of-use asset on the Company’s consolidated balance sheets. The Company elected to include payments for non-lease components associated with certain leases when determining the present value of the lease payments. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company’s estimated incremental borrowing rate, determined at the lease commencement date, is used to calculate present value. The incremental annual borrowing rate used for the year ended December 31, 2023 was 12.00% for operating leases (there were no financing leases). For these purposes, the lease term includes options to extend the lease when it is reasonably certain that the Company will exercise such options. Leases with terms of 12 months or less at inception are not recorded on the balance sheet unless there is a significant cost to terminate the lease, including the cost of removal of the leased asset. As the Company is the responsible party under these arrangements, the Company records the resulting assets and liabilities on a gross basis on its balance sheet.

During the period from inception (April 3, 2023) to December 31, 2023, the Company entered into one operating lease. Lease expense related to this lease is $11,630 for that period and is included in the “General and administrative” line on the statement of operations. The remaining lease term for the lease is 5.25 years. The lease does not include a clause for extension, therefore any desired future occupation of the leased premises by the Company would be negotiated and completed under a new agreement with the Landlord. The Company may terminate the lease in the ordinary course of business, but would still be liable for payments on the remaining lease term. The only option the Company has to terminate the lease early would be in the event the property incurred significant damage that would require the premises to undergo restoration in excess of fifteen (15) months, which then the Company would need to provide a thirty (30) notice to terminate the lease.

The following table presents a schedule of future minimum lease payments required under the lease agreement as of December 31, 2023.

December 31, 2023 Operating Lease

For the year ending December 31, 2024	$54,564
For the year ending December 31, 2025	73,974
For the year ending December 31, 2026	75,268
For the year ending December 31, 2027	76,562
For the year ending December 31, 2028	77,856
Thereafter	19,732
Total lease payments	$377,956

Less imputed interest	(95,993)
Total lease obligations	281,963

Less current obligations	(27,859)
Long-term lease obligation	$254,104

18

Morgan E&P, LLC

Notes to Financial Statements

December 31, 2023

11.	Asset Acquisition

On May 12, 2023, the Company entered into a Purchase and Sale Agreement (“PSA”) to acquire the lease rights to 6,705.52 net acres in the Williston Basin from a private party (the “Seller”). In exchange for the rights to the leases, the Company paid the Seller a one-time payment of $500,000 at closing. There were no other assets nor liabilities included with the acquisition. The Company has recorded the acquisition at cost on the balance sheet. The asset acquired does not meet the definition of a business as the asset is merely leases provided for the right to drill for hydrocarbons within a specified timeframe.

12.	Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are available to be issued. The Company evaluated such events and transactions through April 1, 2024, the date the financial statements were available for issuance.

On February 26, 2024, the Company and the Fund entered into an amendment of the Note Purchase Agreement and increased the amount of the loan facility provided by the Fund from $10.0 million to $10.5 million.

Subsequent to December 31, 2023, the Company drew an additional $2.2 million under its loan facility with the Fund, resulting in an aggregate of $10.5 million drawn thereunder.

19